[Letterhead of KeyBanc Capital Markets, Inc.]

April 25, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Carmen Moncada-Terry

Re:	Rex Energy Corporation
Registration Statement on Form S-1 (File No. 333-150120)

Ladies and Gentlemen:

As Representatives of the several underwriters of Rex Energy Corporation’s proposed public offering of Common Stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement requesting effectiveness for 1:00 p.m., Eastern Time, on April 29, 2008, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 21, 2008 through the date hereof:

Preliminary Prospectus dated April 21, 2008:

3,000 copies to prospective Underwriters, institutional investors, dealers and others.

[Signature on following page]

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

KEYBANC CAPITAL MARKETS, INC.
As Representatives the several Underwriters

By:	/s/ Mason Wynocker
Mason Wynocker
Director